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NEWS RELEASE

                         Contact: Richard N. Grubb,
                         Executive Vice President and
                         Chief Financial Officer or
                         Robert A. Freece, Senior Vice President
                         610/644-1300

FOR IMMEDIATE RELEASE

                         DELAWARE COURT REFUSES TO STOP
                     VISHAY'S EXCHANGE OFFER FOR SILICONIX

     MALVERN, PENNSYLVANIA -- June 21, 2001 -- Vishay Intertechnology, Inc. (NYSE: VSH) announced today that the Delaware Court of Chancery has denied a request for a preliminary injunction to enjoin Vishay's exchange offer for the publicly held shares of Siliconix incorporated (NASDAQ: SILI). In its decision, the court stated that the plaintiff "has not demonstrated a reasonable probability of success on the merits of his claims."

     Vishay commenced its offer on May 25, 2001 to exchange 1.5 shares of common stock of Vishay for each share of common stock of Siliconix that it does not already own, with cash to be paid in lieu of fractional shares of Vishay. Vishay currently owns approximately 80.4% of the outstanding shares of Siliconix. The offer will expire at 12:00 midnight, Friday, June 22, 2001, unless extended.

     The offer is conditioned on there being validly tendered and not withdrawn a majority of the shares of Siliconix that are not already owned by Vishay. There are 29,879,040 shares of Siliconix stock outstanding, of which 5,849,040 are publicly held. There are also other conditions to the offer.

     In accordance with the rules of the Securities and Exchange Commission, Vishay has filed with the SEC and disseminated to Siliconix stockholders exchange offer materials. Siliconix has filed with the SEC and disseminated to Siliconix stockholders a solicitation/recommendation statement on Schedule 14d-9. These materials can be obtained from MacKenzie Partners, Inc., the information agent for the offer, 156 Fifth Avenue, New York, New York 10010,
(212) 929-5500 or toll free (800) 322-2885. Investors are urged to read these documents carefully.

     The exchange offer documents and other documents filed by Vishay and Siliconix with the SEC are available at the SEC's web site at www.sec.gov. Such documents may also be obtained from Vishay by directing requests to Vishay Intertechnology, Inc., 63 Lincoln Highway, Malvern, Pennsylvania 19355-2120, tel: (610) 644-1300.

     Vishay, a Fortune 1,000 Company with year 2000 sales of $2.5 billion, is the largest U.S. and European manufacturer of passive electronic components (resistors, capacitors, inductors) and a major producer of discrete semiconductors (diodes, optoelectronics, transistors), IrDCs
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(infrared communication devices), and power and analog switching integrated circuits. The Company's components can be found in products manufactured in a very broad range of industries worldwide. With headquarters in Malvern, Pennsylvania, Vishay employs over 20,000 people in 66 plants in the U.S., Mexico, Germany, Austria, the United Kingdom, France, Portugal, the Czech Republic, Hungary, Israel, Taiwan, China and the Philippines. Vishay can be found on the Internet at http://www.vishay.com.

     Siliconix is a leading manufacturer of power MOSFETs, power IC and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The company uses Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.



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